Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Valeant Voice

September 22 edition

U.S. Ophthalmic Surgical business demonstrates growth, development

The U.S. Ophthalmic Surgical business is providing further proof of Valeant’s ongoing eye care success story. The business provides surgeons with the tools and technology to perform the latest techniques for the treatment of cataracts, retina disorders and refractive procedures.

U.S. Ophthalmic Surgical business is currently on a pace to show approximately 15% growth from the third quarter of 2013 to the upcoming third quarter of 2014. This includes:

•	Greater than 70% growth for the cataract refractive business

•	Greater than 50% growth for Stellaris and Stellaris PC

•	Data showing that the U.S. surgical business is the fastest growing IOL (intraocular lens) company when comparing first-quarter 2014 results versus first-quarter 2013 (Data from Market Scope, an ophthalmic market research firm)

•	In the second quarter, our growth has more than doubled that of the market in procedures

“We have just started our new growth and development phase,” said Andrew Chang, general manager and vice president, U.S. Ophthalmic Surgical. “A year ago, we committed to a growth strategy and to helping our surgeons grow with us. Increasing ownership of what we do each and every day has been a big part of the team’s success in sales, marketing, service and clinical support.”

Surgical is a segment that requires constant innovation and alternate methods of entering into a new market. “Senior leadership has been fully supportive,” said Chang. “At a very critical time of the Bausch + Lomb integration, there were a number of FDA registrations and projects that could have ceased or been slowed down; instead, support was increased to provide a number of new projects, enhancements and launches this year.” These include:

•	VICTUS Corneal Incisions

•	VICTUS Fragmentation

•	VICTUS hardware and software launches

•	Stellaris PC with Integrated Laser

•	Stellaris and Stellaris PC ACTIVATE Software

•	Trulign Toric Expanded Range

•	enVista Injector and Enhancements

•	enVista Packaging

•	VIS100 Injector

“The team has done a fantastic job in launching new initiatives, projects and products. We are not done yet. The acquisition of CROMA and the continued development with Cirle have provided access to a broad portfolio of developing products (lenses, viscoelastic and devices) for us to bring to the U.S.

“We have programs in place to deliver innovation over the next decade across the entire surgical business. All of the developments and launches represent Bausch + Lomb’s and Valeant’s passion and commitment to offering our customers the best possible outcomes with our advanced and premium procedures for their patients.”

Valeant gains a presence in Indonesia

Healthcare can truly be considered a local business. In Indonesia, local companies make up 75% of the pharmaceutical market, including seven of the top ten companies. Additionally, Indonesian laws require registered pharmaceutical companies to have a manufacturing facility in the country.

Given its size and projected growth, however, Indonesia is a strategically important market for Valeant. With a market of more than 240 million people, Indonesia is forecasted to be the sixth largest pharmaceutical market in Asia Pacific by 2016. The prescription market is expected to grow greater than 10% during that time.

Last month, Valeant gained a valuable foothold in the country with its acquisition of Armoxindo, a privately held Indonesian company. Armoxindo manufactures, markets and sells more than 100 different prescription and OTC products, primarily focusing on cough and cold remedies, non-steroidal anti-inflammatory drugs, anti-asthmatics, vitamin and mineral supplements and antacids.

“In general, we are focusing on the branded generics segment in Southeast Asia,” said Andrew Howden, regional president, South Asia Pacific and Africa. “Acquiring Armoxindo gives us a presence in Indonesia and will enable us to promote Valeant products alongside Armoxindo’s product portfolio, with its wide range of well-recognized brands. We are excited about the opportunity to have operations in a fast growing market with a large population.”

Armoxindo’s products are sold through a variety of channels including pharmacies, institutional clinics and hospitals. All the products are sold in Indonesia and manufactured in the company’s plant.

The future of ophthalmic innovation

The following article, authored by Calvin Roberts, chief medical officer for Bausch + Lomb, discusses the changing role of pharmaceutical companies in ophthalmic R&D and clinical development. The article appeared in a recent edition of Ophthalmology Times.

The Future of Ophthalmic Innovation

by Calvin Roberts, MD

Ophthalmology has benefitted from many innovative new therapies in recent years. How do we continue to drive innovation and how can we, as an industry, accelerate bringing new therapies to the marketplace?

At Bausch + Lomb and Valeant, we believe that the greatest innovation occurs in the research laboratories at universities and at startup companies, where brilliant scientists can follow their passion. It is then the role of industry to develop these ideas into commercial products, take them through the regulatory process and bring them to clinicians for the benefit of patients.

Great innovations are occurring today in ophthalmology in retina, glaucoma, cataract, uveitis and myopia, among others, and no big pharma company could have fully capable research facilities and capabilities in every area. Rather, the future of ophthalmic clinical development is to take a newer, more nimble approach to R&D, where the big industry companies create partnership with universities and startups. The innovation cycle requires that there be readily accessible avenues for great new ideas to mature into treatments accessible to patients, and in the future, it will be industry’s role to expedite the passage from laboratory to clinic.

The future can be seen by just looking at the pharmaceutical market today. Of the 50 top drugs in medicine, only four originated in- house by “Big Pharma.” All the others were developed through licensing and acquisition. The same is true at Bausch + Lomb. Recently, we launched Prolensa®, Lotemax Gel®, enVista® IOL, Trulign™ Toric IOL, PreserVision AREDS2® supplements, and the Victus® Femtosecond Laser, all of which are products originally licensed or acquired, and which Bausch + Lomb added development and regulatory expertise before commercializing.

Universities and small companies rely on external funding from grants and venture capital to provide the money to germinate their ideas. When venture capitalists consider making an investment in a new technology, a primary determinant is often whether there will eventually be commercial partners to take the idea to fruition. The more that these early sources of funding know that big companies are eager to be commercial partners, the more willing they will be to invest. The greater the investment in early research by venture capitalists, the more ideas will be developed.

Thus, to accelerate the cycle of innovation, it is more desirable for large pharmaceutical and device companies such as Bausch + Lomb and Valeant to be receivers of university and startup ideas than to originate them ourselves. It is not what a company spends on research that matters to doctors and patients. Rather, it is only the output of that company’s R&D efforts that matter. We, at Bausch + Lomb and Valeant are dedicated to being the leader in bringing new innovative products to the market, and our track record of new products for ophthalmology confirms the success of our strategy and R&D philosophy.

Croma agreement to expand Valeant’s eye care portfolio

A recent agreement between Valeant Europe and Croma, a specialty pharmaceutical company headquartered in Austria, will have a significant affect in the U.S. as well.

Last year, Valeant agreed to distribute Croma’s eye care products in Central and Eastern Europe. We have now struck a new agreement with Croma to acquire worldwide rights to their ophthalmic and orthopedic portfolio globally, including products they are selling in Western Europe, products that are being distributed around the world, including South East Asia, Latin America, and Canada, and an opportunity to introduce a range of products into the U.S. market that expand Bausch + Lomb’s ophthalmic portfolio.

Through the agreement, Bausch + Lomb will have access to hundreds of distinct medical devices including viscoelastics, intraocular lenses (IOLs), surgical instruments, dry eye and anti-inflammatory pharmaceuticals. Since Croma’s products are not yet currently available in the U.S., regulatory approval will be sought.

“We are committed to providing U.S. ophthalmic surgeons with the broadest product line in the industry, allowing them to make the right choices for their patients from an array of cataract, refractive, and retinal devices,” said Dr. Ari Kellen, executive vice president and company group chairman. “Our agreement with Croma gives us access to an impressive range of products on the European market today as well as others currently in development. This access is part of our ongoing strategy to grow our ophthalmic business and meet the needs of our U.S. customers.”

“Our agreement with Croma creates a new growth platform for Valeant and Bausch + Lomb,” added Pavel Mirovsky, president and general manager, Europe. “We are strongly committed to building a sustainable eye health business.”

A number of eye care physicians are looking forward to the introduction of Croma’s products in the U.S. “I’ve been involved in some of the clinical work currently underway with several Croma products and am pleased to know we’ll have several additional options in the future for our cataract patients,” said Toby Tyson, M.D. of Fort Myers, FL.

“The access to quality surgical implants and devices is essential to the effective management of our patient’s quality of vision,” said Steven Silverstein, M.D. of Kansas City. “Through this agreement and Valeant’s commitment to gain approvals for products in the U.S., I’m looking forward to having new product offerings to help enhance the care for my patients.”

Allergan agrees to hold December shareholder meeting

Last week, Valeant and Pershing Square reached an agreement with Allergan to settle litigation pending in Delaware. As part of the settlement, Allergan has announced that it will hold a special meeting of shareholders on December 18, 2014. At the special meeting, Allergan shareholders will have the opportunity to voice their support for a number of critical matters including the removal of a majority of Allergan’s directors.

Commenting on the announcement, Mike Pearson said, “This development brings us one step closer to combining with Allergan, which would create an unrivaled platform for growth and value creation in healthcare.”

Additional details can be found here and at www.advancingallergan.com.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•	the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•	Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a preliminary proxy statement with the SEC on September 22, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.